P.E. 12/31/01

02046659

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

TABLE OF CONTENTS

AimGlobal Technologies Company Inc.

Incorporated under the laws of British Columbia

For the second Quarter ended September 30, 2001

AimGlobal Technologies Company Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	September 30, 2001 $	March 31, 2001 $
ASSETS		
Current		
Cash and cash equivalents	-	4,804
Accounts receivable	16,413	20,449
Other accounts receivable	2,868	-
Due from director	190	277
Inventory	20,789	24,741
Prepaid expenses	741	707
Total current assets	41,001	50,978
Capital assets	27,431	31,303
	68,432	82,281
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank Indebtedness	13,974	12,385
Accounts payable and accrued liabilities	37,339	40,403
Income and other taxes payable	895	1,049
Bank loans	2,110	2,740
Current portion of obligations under capital lease	3,786	3,811
Total current liabilities	58,104	60,388
Obligations under capital lease	3,818	5,760
Total liabilities	61,922	66,148
Shareholders' equity		
Share capital	127,893	127,893
Cumulative translation adjustments	593	593
Deficit	(121,976)	(112,353)
Total shareholders' equity	6,510	16,133
	68,432	82,281

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
		Restated		Restated
Sales	27,805	42,849	60,317	79,437
Cost of sales	26,470	39,182	58,516	71,282
Gross profit	1,335	3,667	1,801	8,155
Expenses				
Selling, general and administration	3,552	4,629	7,522	10,025
Amortization of intangible assets	-	432	-	864
	3,552	5,061	7,522	10,889
Loss from operations	(2,217)	(1,394)	(5,721)	(2,734)
Interest expense	(572)	(390)	(1,127)	(747)
Interest income	-	-	19	-
Other income (expenses)	385	498	296	344
Loss before income taxes	(2,404)	(1,286)	(6,533)	(3,137)
Income taxes				
Income tax (recovery) provision	128	153	351	153
Loss before undernoted	(2,532)	(1,439)	(6,884)	(3,290)
Restructuring cost	-	-	2,580	-
Discontinued Operations	159	-	159	-
Loss for the period	(2,691)	(1,439)	(9,624)	(3,290)
Deficit, beginning of year	(119,285)	(32,175)	(112,352)	(30,324)
Deficit, end of period	(121,976)	(33,614)	(121,976)	(33,614)
Basic and diluted earnings(loss) per share				
Continuing operations	(0.18)	(0.11)	(0.66)	(0.24)
Weighted average number of shares outstanding	14,615,052	13,560,544	14,615,052	13,560,544

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended September 30 2001 $	Three months ended September 30 2000 $	Six months ended September 30 2001 $	Six months ended September 30 2000 $
		Restated		Restated
OPERATING ACTIVITIES				
Loss for the period	(2,691)	(1,439)	(9,624)	(3,290)
Add (deduct) items not involving cash				
Depreciation and amortization	1,330	1,383	2,592	2,733
Changes in assets and liabilities				
Accounts receivable	749	(3,262)	1,168	5,119
Income and other taxes recoverable (payable)	(14)	-	(154)	-
Inventory	708	(10,039)	3,953	(28,559)
Prepaid expenses	31	(4)	(34)	75
Accounts payable and accrued Liabilities	(1,059)	13,142	(3,064)	9,363
Other	-	95	-	24
Cash provided by (used in) operating activities	(946)	(124)	(5,163)	(14,535)
FINANCING ACTIVITIES				
Repayment of obligations under capital lease	(903)	(383)	(1,967)	(814)
Repayment of bank loans	(315)	(195)	(630)	(340)
Issue of shares	-	123	-	616
Proceeds from (repayment of) bank indebtedness, net	2,282	(1,169)	1,588	2,185
Cash provided by (used in) financing activities	1,064	(1,624)	(1,009)	1,647
INVESTING ACTIVITIES				
Increase in deferred costs	-	-	-	(84)
Loan to director	87	-	87	-
Purchase of capital assets	87	(3,921)	1,281	(3,368)
Proceeds on sale of gas safety group		-	-	6,525
Cash provided by (used in) investing activities	174	(3,921)	1,368	3,073
Effect of exchange rate changes on cash	(552)	8	-	109
Net increase (decrease) in cash during the period	(260)	(5,661)	(4,804)	(9,706)
Cash and cash equivalents, beginning of period	260	15,950	4,804	19,995
Cash and cash equivalents, end of period		10,289	-	10,289

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

September 30, 2001 (expressed in Canadian funds)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

AimGlobal Technologies Company Inc. ("AIM"), a company incorporated under the laws of British Columbia, operates in the electro-technologies services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and the United States. The company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution. Prior to March 31, 2000, the Company was engaged in the manufacturing and distribution of gas monitoring and detecting devices.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company has incurred significant losses and has a working capital deficiency of $17.103 million. In addition, as discussed in note 4, the Company's demand operating line of credit expired on July 31, 2001 and the Company is in violation of certain debt covenants for which a waiver has not been received from the lender. Amounts owing under the operating line and bank loans are included in the working capital deficiency. The Company is negotiating the terms of its operating line and bank loans, and is in the process of seeking additional equity financing the outcome of, which is not certain at this time.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations, the continued support of its suppliers and lenders, and its ability to raise additional financing, the outcome of which cannot be predicted at this time. These consolidated financial statements do not give effect to any adjustments to the amounts or classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern and therefore would be required to realize its assets and discharge its liabilities in other than the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

On March 31, 2000 the Company sold the assets of the gas division, which comprised Aim Safe Air Products Ltd., AIM USA Inc., and AIM Safety Home Products Ltd.

3. ASSET SALE

On September 17, 2001, the Company completed the sale of the operations and specific assets of its Mississauga facility. Total proceeds for the sale are expected to be $4.5 million, with values and payments subject to determination of final asset values.

4. BANK LOANS AND BANK INDEBTEDNESS

The authorized $15,000,000 operating line of credit expired on July 31, 2001. The Company's bankers have not demanded repayment or the operating line pending renegotiation of this arrangement (see note 1).

The Company has provided the following collateral with respect to the demand operating line of credit and instalment loans provided by the bank:

(i) a general security agreement over the Company's assets, including all personal property of the business now owned (including inventory, equipment and receivables), and all personal property acquired in the future.

(ii) security under Section 427 of the Bank Act.

(iii) a registered collateral demand first mortgage in the amount of $7,000,000 and an assignment of rents over land and buildings.

(iv) guarantee and postponement of claim in the amount of $15 million signed by a subsidiary supported by a general security agreement and registrations providing a first charge over the subsidiary's assets.

(v) an assignment of insurance covering certain trade accounts receivable and work in process.

Terms of the bank loans contain various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the company to obtain the written consent of the bank before providing for the payment of any dividends or intercompany distributions, and incurring capital expenditures in excess of $10,000,000 in any year. At September 30, 2001, the Company was not in compliance with several of these covenants and has not received a waiver from the banker.

5. RESTRUCTURING PROGRAM

During the period, the Company conducted a review of its operations, and as a result focused its strategy on certain core lines of business and implemented a restructuring program to improve competitiveness, efficiency, and profitability. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities. The restructuring is expected to result in restructuring charges of approximately $2.6 million comprising of employee severance, and provision for closure of leased facilities in fiscal 2002.

6. COMPARATIVE FIGURES

Certain comparative figures have been restated to reflect the changes in the carrying cost of capital assets, amortization of prepaid expenses and other adjustments as adopted in the audited statements of March 31, 2001.

AimGlobal Technologies Company Inc.

Management's Discussion and Analysis
Of financial condition and results of operations

The following discussion and analysis provides a review of the operating results, financial position and liquidity, risk and industry trends affecting the financial results of AimGlobal Technologies Company Inc. ("AIM" or the "Company") for the period ended September 30, 2001. This commentary should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 and their accompanying notes (the "Consolidated Financial Statements").

The Company prepares its consolidated financial statements in accordance with accounting principles that are generally accepted in Canada.

Results of Operations

The Company's revenue and margins can vary from period to period as a result of the level of business volume, seasonality of demand, component supply availability, and the affects of the mix and volume of turnkey versus other sales and the mix of business between full systems assembly and printed circuit assemblies also affect revenue and margins levels.

AIM's contracts with key customers generally provide a framework for the Company's overall relationship with the customer. Actual production volumes are based on purchase orders for delivery of products. The Company's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in material costs and relative mix of value added products and services. The level and timing of the customer's orders will vary due to the their efforts in balancing inventory and changes in demand for its products.

The Company reported an operating loss of $2.2 million for the second quarter ended September 30, 2001 and a net loss of $2.7 million. The year to date loss from operations was $5.7 million and a net loss of $9.6 million included in the year to date net loss is a structuring charge of $2.6 million. These results reflect a period of restructuring and improving of operating results in an effort to return the Company to profitability.

Sales

Sales for the quarter ended September 30, 2001 were $27.8 million compared to $42.8 million for the same period ended September 30, 2000. The decrease is a result of an overall slowdown in the North American economy and electronics-manufacturing sector. Other factors that have contributed to the decrease are the sale of our Mississauga operations and the cancellation of a significant program -- Cell-Loc Inc. Year to date sales totaled $60.3 million compared to $79.4 million for the same period in fiscal 2001.

Gross Profit

In the quarter ended September 30, 2001, gross profits decreased to $1.3 million or 4.8% from $3.7 million or 8.6% for the same period ended September 30, 2000. The decrease is a result of lower sales and throughput in the plants to cover the fixed manufacturing costs. Margins have improved from the first quarter and are expected to improve as a result of the restructuring effort put into place during the quarter.

In the six months ended September 30, 2001, gross profits declined to $1.8 million or 3.0% from $8.2 million or 10.2% in fiscal 2001. The decline is a factor of lower sales volumes and manufacturing throughput. For the foreseeable future, gross margin is expected to depend primarily on product mix, production efficiencies, and utilization of manufacturing capacity, and pricing with the electronics industry. Changes in product mix and price erosion with the electronics industry could adversely effect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time, could possibly limit the Company's revenue growth and gross margins.

Selling, General and Administration Expenses

Selling, general and administration costs were $3.5 million in the quarter ended September 30, 2001 compared to $4.6 million in the same period in fiscal 2001. For the six month period ended September 30, 2001 selling, general and administration costs were $7.5 million compared to $10.0 million in the same period for fiscal 2001. The decrease is attributed to the Company's efforts to reduce costs and realign its overall cost structure to support the level of sales expected for the current market conditions.

Amortization of Intangible Assets

Amortization of intangible assets was related to the goodwill from prior acquisitions. During fiscal 2001 goodwill was written-down as a result of a permanent impairment of these assets.

Interest Expenses

Interest expense for the quarter ended September 30, 2001 was $0.6 million compared to $0.4 million for the same period ended September 30, 2000. Interest for the six months ended September 30, 2001 was $1.1 million compared to $0.7 million in the same period of fiscal 2001. These higher costs are a result of increase draws against the Company's operating line and additional bank fees.

Other Income (Expenses)

Other income (expenses) are primarily a result of foreign exchange gains or losses.

Liquidity and Capital Resources

For the quarter ended September 30, 2001 cash used by operating activities was $0.9 million compared to $0.1 million in the same quarter of the previous year. For the six month period ended September 30, 2001 cash used by operating activities was $5.1 million compared to $14.5 million for the same period of fiscal 2000.

Financing activities for the quarter ended September 30, 2001 consisted of the net proceeds from bank indebtedness of $2.3 million, repayments of capital lease obligations of $0.9 million, and the repayment of outstanding long term debt in the amount of $0.3 million, resulting in cash provided by financing activities of $1.1 million.

Investing activities for the quarter ended September 30, 2001 consisted of capital expenditures of $87,000, and a loan repayment to a director of $87,000.

In the short term the Company will generate the cash flow required to operate the business by improving its cash cycle. This will be done by reducing accounts receivable through improved collections and the reduction of inventory levels.

Terms of the bank loans contain various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the company to obtain the written consent of the bank before providing for the payment of any dividends or intercompany distributions, and incurring capital expenditures in excess of $10,000,000 in any year. At September 30, 2001, the Company was not in compliance with these covenants.

Future operations

The Company's ability to continue ongoing operations is dependant upon its ability to generate sufficient cash flow, obtain sufficient financing to fund its business to the point that it achieves profitable operations and the continued support of it's suppliers and lenders. The Company has implemented a restructuring plan to improve efficiency and competitiveness, and, as a result, profitability, and is actively seeking new sources of debt and equity financing. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as the date hereof. Although new material developments will continue to be press-released as they are experienced, the Company undertakes no obligation to publicly release any revision to these forward-looking statements, in order to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are referred to the foregoing Management's Discussion and Analysis, including discussions of financial conditions and liquidity and results of operations, which could cause actual results to be materially different from such forward-looking statements.

c2462
r f BC-AimGlobal-Q2-results 11-30 3570
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
AimGlobal Technologies announces $5.1 Million new-customer manufacturing agreement with leading industrial network electronics provider, and second quarter financial results.

- New Contract To Start January
- $230,000 Earnings (EBITDA), September
- $625,000 Earnings (EBITDA), October
- Monthly Earnings Breakeven (EBITDA) Further Reduced to $9 Million
- Strong Gross Margin - Increases to 18%
- 6% Rise In Gross Profit To 8% of Revenue
- 50% Reduction in SG&A
- Bank Facilities Operating Within Margin
- Strong Revenue Upside With Customer Base
- Company Advancing Cell-Loc Recovery Steps

TORONTO, Nov. 30 /CNW/ - AimGlobal Technologies Company Inc. (TSE/AMEX: AGT) today announced a $5.1 Million manufacturing agreement with an additional new significant and important OEM Customer producing advanced industrial networking electronics. Deliveries are expected to commence in January of 2002.

Mr. deJaray, Chairman and CEO of AimGlobal Technologies reported for the second quarter of fiscal 2002, "Monthly revenue has reached a level where at a minimum of $9.5 Million from booked Sales, Earnings from Operations ('EBITDA', Earnings Before Interest Taxes Depreciation and Amortization) can be expected to be positive and exceed the current EBITDA breakeven per month. This is the direct result of a new more experienced and focused Management team and our initiative to shift from a business model of rapid growth to profitability. Excess manufacturing capacity (once slated for growth) and expenses have been streamlined for maximum efficiencies and cost savings. This initiative has dramatically improved our Gross Profit and as a percentage of Revenue by some 300% for the month of September, from 2% to 8%. Monthly Selling, General and Administration costs have steadily declined with business development now more established. Since April 2001 SG&A has declined from $1.4 Million to $700 Thousand per month. Demonstrated by way of the ongoing positive financial performance to and in September, we are at the outset of realizing on the impact of perfecting our business and the effect of restructuring operations." Mr. deJaray concluded, "The full impact of AimGlobal's initiative to move towards sustainable profitability can be expected through continuing improving trends and expanding opportunities within our current and notable customer base.

AimGlobal Technologies announced further that with business improvement initiates well underway and now producing positive progress, the Company is able and plans to further advance its legal claims for recovery from Cell-Loc Inc.

About Aimtronics Corporation

Aimtronics Corporation, a wholly owned subsidiary of AimGlobal Technologies Company Inc., offers a complete range of Electronics Manufacturing Solutions and is a leading technical provider of services in the microelectronics industry. Aimtronics' supply chain management solutions offer design assistance -- reducing time-to-market metrics, time-to-volume metrics, full product testing, packaging, warranty service, and end-of-life support. Aimtronics' microelectronics technology centre provides proprietary thick film hybrid design and assembly including chip-on-board, multi-chip module, and flip-chip technologies.

Through five facilities located across the continent, Aimtronics serves the high technology markets throughout North America.

About AimGlobal Technologies Company Inc.

Founded 14 years ago, and through its operating subsidiary, AimGlobal Technologies serves the medical, aerospace, wireless, telecommunications, industrial, military and emergency services markets. With operations in New York State, Ontario and British Columbia, AimGlobal Technologies is a recognized technical innovator and a leading provider of proprietary microelectronics manufacturing solutions.

Safe Harbor Statement

Certain information in this press release contains "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, including those concerning the Company's future results and strategy. Actual results could differ from those in the forward-looking statements due to a number of uncertainties, including, but not limited to, the demand for the Company's products and services; the size, timing and recognition of revenue from significant orders; increased competition, changes in Company strategy product life cycles; the impact of rapid technological advances, evolving industry standards, changes in customer requirements, and fluctuations in foreign exchange rates.

The Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue. As a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

Consolidated Financial Statements

AimGlobal Technologies Company Inc.
For the Second Quarter ended September 30, 2001

AimGlobal Technologies Company Inc.

Management's Discussion and Analysis
Of financial condition and results of operations

The following discussion and analysis provides a review of the operating results, financial position and liquidity, risk and industry trends affecting the financial results of AimGlobal Technologies Company Inc. ("AIM" or the "Company") for the period ended September 30, 2001. This commentary should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 and their accompanying notes (the "Consolidated Financial Statements").

The Company prepares its consolidated financial statements in accordance with accounting principles that are generally accepted in Canada.

Results of Operations

The Company's revenue and margins can vary from period to period as a result of the level of business volume, seasonality of demand, component supply availability, and the affects of the mix and volume of turnkey versus other sales and the mix of business between full systems assembly and printed circuit assemblies also affect revenue and margins levels.

AIM's contracts with key customers generally provide a framework for the

Company's overall relationship with the customer. Actual production volumes are based on purchase orders for delivery of products. The Company's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in material costs and relative mix of value added products and services. The level and timing of the customer's orders will vary due to the their efforts in balancing inventory and changes in demand for its products.

The Company reported an operating loss of $2.2 million for the second quarter ended September 30, 2001 and a net loss of $2.7 million. The year to date loss from operations was $5.7 million and a net loss of $9.6 million. Included in the year to date net loss is a structuring charge of $2.6 million. These results reflect a period of restructuring and improving of operating results in an effort to return the Company to profitability.

Sales

Sales for the quarter ended September 30, 2001 were $27.8 million compared to $42.8 million for the same period ended September 30, 2000. The decrease is a result of an overall slowdown in the North American economy and electronics-manufacturing sector. Other factors that have contributed to the decrease are the sale of our Mississauga operations and the cancellation of a significant program -- Cell-Loc Inc. Year to date sales totaled $60.3 million compared to $79.4 million in fiscal 2001.

Gross Profit

In the quarter ended September 30, 2001, gross profits decreased to $1.3 million or 4.8% from $3.7 million or 8.6% for the same period ended September 30, 2000. The decrease is a result of lower sales and throughput in the plants to cover the fixed manufacturing costs. Margins have improved from the first quarter and are expected to improve as a result of the restructuring effort put into place during the quarter.

In the six months ended September 30, 2001, gross profits declined to $1.8 million or 3.0% from $8.2 million or 10.2% in fiscal 2001. The decline is a factor of lower sales volumes and manufacturing throughput.

For the foreseeable future, gross margin is expected to depend primarily on product mix, production efficiencies, and utilization of manufacturing capacity, and pricing with the electronics industry. Changes in product mix and price erosion with the electronics industry could adversely effect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time, could possibly limit the Company's revenue growth and gross margins.

Selling, General and Administration Expenses

Selling, general and administration costs were $3.5 million in the quarter ended September 30, 2001 compared to $4.6 million in the same period in fiscal 2001. For the six month period ended September 30, 2001 selling, general and administration costs were $7.5 million compared to $10.0 million in the same period for fiscal 2001. The decrease is attributed to the Company's efforts to reduce costs and realign its overall cost structure to support the level of sales expected for the current market conditions.

Amortization of Intangible Assets

Amortization of intangible assets was related to the goodwill from prior acquisitions. During fiscal 2001 goodwill was written-down as a result of a permanent impairment of these assets.

Interest Expenses

Interest expense for the quarter ended September 30, 2001 was $0.6 million compared to $0.4 million for the same period ended September 30, 2000. Interest for the six months ended September 30, 2001 was $1.1 million compared to $0.7 million in the same period of fiscal 2001. These higher costs are a result of increase draws against the Company's operating line and additional bank fees.

Other Income (Expenses)

Other income (expenses) are primarily a result of foreign exchange gains or losses.

Liquidity and Capital Resources

For the quarter ended September 30, 2001 cash used by operating activities was $0.9 million compared to $0.1 million in the same quarter of the previous year. For the six month period ended September 30, 2001 cash used by operating activities was $5.1 million compared to $14.5 million for the same period of fiscal 2000.

Financing activities for the quarter ended September 30, 2001 consisted of the net proceeds from bank indebtedness of $2.3 million, repayments of capital lease obligations of $0.9 million, and the repayment of outstanding long term debt in the amount of $0.3 million, resulting in cash provided by financing activities of $1.1 million.

Investing activities for the quarter ended September 30, 2001 consisted of capital expenditures of $87,000, and a loan repayment to a director of $87,000.

In the short term the Company will generate the cash flow required to operate the business by improving its cash cycle. This will be done by reducing accounts receivable through improved collections and the reduction of inventory levels.

Terms of the bank loans contain various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the company to obtain the written consent of the bank before providing for the payment of any dividends or intercompany distributions, and incurring capital expenditures in excess of $10,000,000 in any year. At September 30, 2001, the Company was not in compliance with these covenants.

Future operations

The Company's ability to continue ongoing operations is dependant upon its ability to generate sufficient cash flow, obtain sufficient financing to fund its business to the point that it achieves profitable operations and the continued support of it's suppliers and lenders. The Company has implemented a restructuring plan to improve efficiency and competitiveness, and, as a result, profitability, and is actively seeking new sources of debt and equity financing. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as the date hereof. Although new material developments will continue to be press-released as they are experienced, the Company undertakes no obligation to publicly release any revision to these forward-looking statements, in order to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are referred to the foregoing Management's Discussion and Analysis, including discussions of financial conditions and liquidity and results of operations, which could cause actual results to be materially different from such forward-looking statements.

<<

AimGlobal Technologies Company Inc.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	September 30, 2001 $	March 31, 2001 $
ASSETS		
Current		
Cash and cash equivalents	-	4,804
Accounts receivable	16,413	20,449
Other accounts receivable	2,868	-
Due from director	190	277
Inventory	20,789	24,741
Prepaid expenses	741	707
Total current assets	41,001	50,978
Capital assets	27,431	31,303
	68,432	82,281
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank Indebtedness	13,974	12,385
Accounts payable and accrued liabilities	37,339	40,403
Income and other taxes payable	895	1,049
Bank loans	2,110	2,740
Current portion of obligations under capital lease	3,786	3,811
Total current liabilities	58,104	60,388
Obligations under capital lease	3,818	5,760
Total liabilities	61,922	66,148
Shareholders' equity		
Share capital	127,893	127,893
Cumulative translation adjustments	593	593

Deficit	(121,976)	(112,353)
Total shareholders' equity	6,510	16,133
	68,432	82,281

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
		Restated		Restated
Sales	27,805	42,849	60,317	79,437
Cost of sales	26,470	39,182	58,516	71,282
Gross profit	1,335	3,667	1,801	8,155
Expenses				
Selling, general and administration	3,552	4,629	7,522	10,025
Amortization of intangible assets	-	432	-	864
	3,552	5,061	7,522	10,889
Loss from operations	(2,217)	(1,394)	(5,721)	(2,734)
Interest expense	(572)	(390)	(1,127)	(747)
Interest income	-	-	19	-
Other income (expenses)	385	498	296	344
Loss before income taxes	(2,404)	(1,286)	(6,533)	(3,137)
Income taxes				
Income tax (recovery) provision	128	153	351	153
Loss before undernoted	(2,532)	(1,439)	(6,884)	(3,290)
Restructuring cost	-	-	2,580	-
Discontinued Operations	159	-	159	-
Loss for the period	(2,691)	(1,439)	(9,624)	(3,290)
Deficit, beginning of year	(119,285)	(32,175)	(112,352)	(30,324)

Deficit, end of period	(121,976)	(33,614)	(121,976)	(33,614)
Basic and diluted earnings (loss) per share				
Continuing operations	(0.18)	(0.11)	(0.66)	(0.24)
Weighted average number of shares outstanding	14,615,052	13,560,544	14,615,052	13,560,544

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30	
	2001	2000	2001	2000
	$	$	$	$
		Restated		Restated
OPERATING ACTIVITIES				
Loss for the period	(2,691)	(1,439)	(9,624)	(3,290)
Add (deduct) items not involving cash				
Depreciation and amortization	1,330	1,383	2,592	2,733
Changes in assets and liabilities				
Accounts receivable	749	(3,262)	1,168	5,119
Income and other taxes recoverable (payable)	(14)	-	(154)	-
Inventory	708	(10,039)	3,953	(28,559)
Prepaid expenses	31	(4)	(34)	75
Accounts payable and accrued liabilities	(1,059)	13,142	(3,064)	9,363
Other	-	95	-	24
Cash provided by (used in) operating activities	(946)	(124)	(5,163)	(14,535)
FINANCING ACTIVITIES				
Repayment of obligations under capital lease	(903)	(383)	(1,967)	(814)

Repayment of bank loans	(315)	(195)	(630)	(340)
Issue of shares	-	123	-	616
Proceeds from (repayment of) bank indebtedness, net	2,282	(1,169)	1,588	2,185
Cash provided by (used in) financing activities	1,064	(1,624)	(1,009)	1,647
INVESTING ACTIVITIES				
Increase in deferred costs	-	-	-	(84)
Loan to director	87	-	87	-
Purchase of capital assets	87	(3,921)	1,281	(3,368)
Proceeds on sale of gas safety group	-	-	-	6,525
Cash provided by (used in) investing activities	174	(3,921)	1,368	3,073
Effect of exchange rate changes on cash	(552)	8	-	109
Net increase (decrease) in cash during the period	(260)	(5,661)	(4,804)	(9,706)
Cash and cash equivalents, beginning of period	260	15,950	4,804	19,995
Cash and cash equivalents, end of period	-	10,289	-	10,289

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2001 (expressed in Canadian funds)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

AimGlobal Technologies Company Inc. ("AIM"), a company incorporated under the laws of British Columbia, operates in the electro-technologies services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and the United States. The company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution. Prior to March 31, 2000, the Company was engaged in the manufacturing and distribution of gas monitoring and detecting devices.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company has incurred significant losses and has a working capital deficiency of $17,103 million. In addition, as discussed in note 4, the Company's demand operating line of credit expired on July 31, 2001 and the Company is in violation of certain debt covenants for which a waiver has not been received from the lender. Amounts owing under the operating line and bank loans are included in the working capital deficiency. The Company is negotiating the terms of its operating line and bank loans, and is in the process of seeking additional equity financing the outcome of, which is not certain at this time.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations, the continued support of its suppliers and lenders, and its ability to raise additional financing, the outcome of which cannot be predicted at this time. These consolidated financial statements do not give effect to any adjustments to the amounts or classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern and therefore would be required to realize its assets and discharge its liabilities in other than the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

On March 31, 2000 the Company sold the assets of the gas division, which comprised Aim Safe Air Products Ltd., AIM USA Inc., and AIM Safety Home Products Ltd.

3. ASSET SALE

On September 17, 2001, the Company completed the sale of the operations and specific assets of its Mississauga facility. Total proceeds for the sale are expected to be $4.5 million, with values and payments subject to determination of final asset values.

4. BANK LOANS AND BANK INDEBTEDNESS

The authorized $15,000,000 operating line of credit expired on July 31, 2001. The Company's bankers have not demanded repayment or the operating line pending renegotiation of this arrangement (see note 1).

The Company has provided the following collateral with respect to the demand operating line of credit and instalment loans provided by the bank:

(i) a general security agreement over the Company's assets, including all personal property of the business now owned (including inventory, equipment and receivables), and all personal property acquired in the future.

(ii) security under Section 427 of the Bank Act.

(iii) a registered collateral demand first mortgage in the amount of $7,000,000 and an assignment of rents over land and buildings.

(iv) guarantee and postponement of claim in the amount of $15 million signed by a subsidiary supported by a general security agreement and registrations providing a first charge over the subsidiary's assets.

(v) an assignment of insurance covering certain trade accounts receivable and work in process.

Terms of the bank loans contain various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the company to obtain the written consent of the bank before providing for the payment of any dividends or intercompany distributions, and incurring capital expenditures in excess of $10,000,000 in any year. At September 30, 2001, the Company was not in compliance with several of these covenants and has not received a waiver from the banker.

5. RESTRUCTURING PROGRAM

During the period, the Company conducted a review of its operations, and as a result focused its strategy on certain core lines of business and implemented a restructuring program to improve competitiveness, efficiency, and profitability. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities. The restructuring is expected to result in restructuring charges of approximately $2.6 million comprising of employee severance, and provision for closure of leased facilities in fiscal 2002.

6. COMPARATIVE FIGURES

Certain comparative figures have been restated to reflect the changes in the carrying cost of capital assets, amortization of prepaid expenses and other adjustments as adopted in the audited statements of March 31, 2001.

>>

%SEDAR: 00004308E

-0- 11/30/2001

/For further information: Steven deJaray, AimGlobal Technologies, Phone: (604) 341-4440/

(AGT. AGT)

CO: AimGlobal Technologies Company Inc.

ST: Ontario
IN: CPR
SU: ERN

-30-

CNW 07:01e 30-NOV-01

c5706
r f BC-AimGlobal-$10.1M-rev 12-11 0717
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
AimGlobal Technologies announces $10.1 Million revenue and Positive Earnings (EBITDA) expected for November

- Deloitte & Touche Recognize AimGlobal as 35th Fastest growing Company

- AimGlobal Recognized as British Columbia's 6th Largest Technology Company

TORONTO, Dec. 11 /CNW/ - AimGlobal Technologies Company Inc. (TSE/AMEX:AGT) today announced revenues of $10.1 Million for the Month of November, 2001. The Company confirmed, with monthly breakeven (EBITDA) having dropped below $9.0 Million, positive Earnings (EBITDA) are expected again, and for the third consecutive month. The Company reported it is indicative of a continuing, consistent improving financial trend.

Mr. deJaray, Chairman and CEO of AimGlobal Technologies reported, "With November revenue having reached $10.1 Million, Earnings from Operations ("EBITDA", Earnings Before Interest Taxes Depreciation and Amortization) can be expected to be positive - it is the result of exceeding the Company's current EBITDA breakeven per month. This is the third straight improving month for the Company, and represents a full annual quarter of positive results and Earnings from operations. It is the achievement and direct result of the tireless and steady effort applied by the Company's new more experienced and focused Management team. It is an outcome of our developing-initiative, to shift from a business model of rapid growth to one of sustainable profitability." Mr. deJaray concluded, "While the full and ongoing impact of AimGlobal's focus on, and movements toward sustainable profitability and continuing improving trends remains ahead, the Company is beginning to demonstrate a capability to generate positive earnings from operations, a first - and clearly, our Management teams are right on track."

AimGlobal Technologies announced further that it has again ranked as one of the fastest growing technology companies in the country. The Technology Fast 50 is compiled annually by Deloitte & Touche, ranking the 50 fastest growing technology companies based on revenue growth over five years. Mr. Steve deJaray accepted the award for the Company's ranking as the 35th fastest growing technology company on the list. In addition, BC Business has ranked AimGlobal as the 6th largest on their "Tech-100" list of the biggest technology companies in British Columbia. Mr. deJaray stated, "It is extremely satisfying to see the results of our continuing efforts be recognized by such prestigious rankings. I would share pride in these awards with all of our employees, shareholders and strategic partners, and look forward to moving up in the rankings again next year."

About Aimtronics Corporation

Aimtronics Corporation, a wholly owned subsidiary of AimGlobal Technologies Company Inc., offers a complete range of Electronics Manufacturing Solutions and is a leading technical provider of services in the microelectronics industry. Aimtronics' supply chain management solutions offer design assistance - reducing time-to-market metrics, time-to-volume metrics, full product testing, packaging, warranty service, and end-of-life support. Aimtronics' microelectronics technology centre provides proprietary thick film hybrid design and assembly including chip-on-board, multi-chip module, and flip-chip technologies.

Through five facilities located across the continent, Aimtronics serves the high technology markets throughout North America.

About AimGlobal Technologies Company Inc.

Founded 14 years ago, and through its operating subsidiary, AimGlobal Technologies serves the medical, aerospace, wireless, telecommunications, industrial, military and emergency services markets. With operations in New York State, Ontario and British Columbia, AimGlobal Technologies is a recognized technical innovator and a leading provider of proprietary microelectronics manufacturing solutions.

Safe Harbor Statement

Certain information in this press release contains "forward looking statements" within the meaning of the Securities Exchange Act of 1934, including those concerning the Company's future results and strategy. Actual results could differ from those in the forward looking statements due to a number of uncertainties, including, but not limited to, the demand for the Company's products and services; the size, timing and recognition of revenue from significant orders; increased competition, changes in Company strategy; product life cycles; the impact of rapid technological advances, evolving industry standards, changes in customer requirements, and fluctuations in foreign exchange rates.

The Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue. As a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

%SEDAR: 00004308E

-0- 12/11/2001

/For further information: Steven deJaray, AimGlobal Technologies, Phone (604) 341-4440/

(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: Ontario
IN: CPR
SU:

-30-

CNW 15:37e 12-DEC-01

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By: ______________________

Name: Warren H. Feder
Title: Chairman of the Board

83418.1